FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	Press Release dated November 25, 2003 (“SMART Communications and Research In Motion Introduce BlackBerry for Individual Buyers")	Page No 3

Document 1

November 25, 2003

FOR IMMEDIATE RELEASE

SMART Communications and Research In Motion Introduce BlackBerry for Individual Buyers

BlackBerry Provides Integrated Wireless Access to Email/Phone/Internet/Organizer

Manila, Philippines and Waterloo, Canada – SMART Communications Inc. (SMART) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® for individual buyers in the Philippines. BlackBerry allows mobile professionals to wirelessly access their email and email attachments, make phone calls, send SMS messages, access the Internet and manage their organizer via a sleek and lightweight handheld that operates on SMART’s GSM/GPRS network.

“Always-on, push-based access to email and data has already made BlackBerry a popular wireless solution among our corporate customers,” said Edgardo Bautista, Business and Product Development Group Head at SMART Communications. “With this new BlackBerry service for individual buyers, we are now extending this innovative solution to a broader audience.”

“BlackBerry is a proven global solution that enables greater productivity and freedom for mobile professionals through improved communications and information access,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Together with Smart, we are pleased to introduce this new service for individual buyers for the first time in the Philippines.”

BlackBerry is an industry-leading wireless solution comprised of hardware, software and service that enables customers to easily access phone and data applications while on the go. To meet the needs of individuals, SMART introduced BlackBerry Web Client, an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts including popular ISP email from a single BlackBerry handheld.

BlackBerry for corporate customers is already available from SMART and includes BlackBerry Enterprise Server™ software, which tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ to enable secure, push-based wireless access to email and corporate data.

The Java-based BlackBerry 6720™ handheld features:

o	An ideal solution for mobile professionals who want to manage all of their information and communications from a single, integrated handheld.
o	Cradle-free wireless email synchronization.
o	Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).
o	Support for international roaming (on 1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while travelling with no need to change their phone number or email addresses*.
o	A push-based wireless architecture that delivers messages automatically.
o	A wireless extension to existing email accounts with support for up to 10 corporate and personal email accounts from a single handheld (including: popular Internet Service Provider (ISP), Microsoft® Exchange, and/or IBM Lotus® Domino™ email accounts).
o	An easy-to-use ‘thumb-typing’ keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.
o	Backlit screen and keyboard for easy reading and typing during day or night.
o	16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery.
o	A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

The BlackBerry 6720 is available from SMART in select retail outlets. For more information about BlackBerry from SMART, visit http://www.smart.com.ph/SMART/Products/BlackBerry/SBB_Aboutblackberry.htm.

About SMART Communications

A subsidiary of dominant Philippine carrier Philippine Long Distance Telephone Company (PSE:TEL; NYSE:PHI), SMART Communications, Inc. is the leading Philippine wireless services provider with over 11.5 million subscribers served by its GSM network as of end-September 2003. It has developed and introduced innovative wireless services such as SMART Money, the award-winning electronic wallet linked to a cell phone service. It has also launched SMART Zed, a mobile portal for personalized services, in collaboration with Sonera Zed, a leading international provider of personalized information, communication and entertainment services for mobile phones. For more information, please visit www.smart.com.ph.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). As of November 24, 2003, RIM has 78,886,231 shares outstanding. For more information, visit www.rim.com or www.blackberry.com.

*Check with carrier for international roaming services.

_________________

Media Contacts: Mon R. Isberto Public Affairs Head for SMART Communications Tel: +632 511 3102 Fax: +632 511 3100 rrisberto@smart.com.ph publicaffairs@smart.com.ph
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465, investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 25, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance